Trimble Inc.
935 Stewart Drive
Sunnyvale, CA 94085

May 19, 2020

Ms. Tara Harkins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Trimble Inc.
SEC Comment Letter dated May 19, 2020

Dear Ms. Harkins

Trimble Inc. ("the Company”) is submitting the following responses to the Staff's comment letter dated May 19, 2020 on the Company's Form 10-K for the fiscal year ended January 3, 2020 and filed on February 28, 2020.

Form 10-K for the Fiscal Year Ended January 3, 2020

Note 6. Reporting Segment and Geographic Information, page 65

1.
Please revise future filings to disclose revenues for the United States, your country of domicile, in accordance with ASC 280-10-50-41(a). Also revise future filings to disclose revenues by geography based on the financial information that is used to produce the general-purpose financial statements in accordance with ASC 280-10-50-41.

Response

The Company acknowledges the Staff’s comment, and, in future filings, the Company will include appropriate separate disclosure regarding revenues for the United States following ASC 280-10-50-41(a). The Company will also disclose revenues by geography based on the financial information that is used to produce the general-purpose financial statements in accordance with ASC 280-10-50-41.

The following disclosure will be included in the Company’s future filings, under Note 6, using the Company’s 2019 10-K as an example:

Trimble’s total revenue in the United States as included in the Consolidated Statements of Income was $1,635.3 million, $1,504.5 million, and $1,281.5 million for the fiscal years ended 2019, 2018 and 2017, respectively. No single customer or country other than the United States accounted for 10% or more of Trimble’s total revenue. Revenue is defined as revenue from external customers attributed to countries based on the location of the customer.

Exhibits 2.

2.
We note that both your Section 906 certifications filed as Exhibits 32.1 and 32.2 identify the incorrect individual within the body of the certification. Please amend the filing to provide corrected Section 906 certifications.

Response

The Company will file the revised and corrected Section 906 certifications.

In connection with this response, we acknowledge the following:

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•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 481-8000 should you require further information or have any questions.

Sincerely,

/s/ David G. Barnes
David G. Barnes
Chief Financial Officer

cc:    Jim Kirkland
Thomas Ivey

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